

PRESS RELEASE ***EXHIBIT 99.1***
FOR IMMEDIATE PUBLICATION

TIW ANNOUNCEMENT

Montréal, Canada, December 12, 2005 – Further to its press release of December 2, 2005, Telesystem International Wireless Inc. (« TIW » or the « Company ») reiterates that December 12, 2005 is the ex-dividend date for the dividend previously declared. This dividend, which shareholders of record on December 14, 2005 will be entitled to receive, represents TIW's net asset value, after deducting corporate costs to be incurred until TIW's final liquidation, less $0.01 per common share. **Accordingly, as of December 12, 2005, the trading price of TIW's common shares on the TSX Venture Exchange should not exceed $0.01 per common share.**

The Company currently anticipates that a first dividend installment of C$1.1614 per common share will be paid on or about January 31, 2006. The amount and timing of the dividend payment will depend on the outcome of court proceedings in the context of the Company's Plan of Arrangement.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.



About TIW

TIW operates under a court-supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on the TSX Venture Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca